Exhibit 99.1

Draganfly Unveils New NDAA Compliant “FlexForce” Modular FPV System Following US Military Demonstrations & Training

Draganfly’s FlexForce modular FPV system is available to Defense & Government users only

San Diego, CA., May 7, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer is excited to announce the launch of its newest product, the FlexForce Modular FPV UAV System, available exclusively to Government & Military buyers following a FPV UAV Demonstration and Training.

Designed to meet the rigorous demands of Government and Defense aerial reconnaissance and surveillance applications, the NDAA-Compliant FlexForce FPV System features a set of quick-exchange assemblies, available in four-, seven- and ten-inch configurations. Capable of a dynamic range of flight characteristics, payload capacities ranging from 1.2 lbs to 6.5 lbs, and able to sustain a maximum speed of 93 mph, the FlexForce FPV System easily and quickly adapts to a variety of mission requirements. The quick-exchange assembly allows an operator to adjust between sizes in minutes without the use of specialized tools or components.

The FlexForce Core, the foundation of the FlexForce FPV System, is a tightly integrated FPV airframe that offers the modern FPV pilot a variety of flight modes, including Full Acrobatic, GPS Assist & Waypoint Mission. GPS-denied position hold is enabled via an optical flow sensor and a configurable radio link provides additional resilience in challenging environments. The FlexForce Core features an onboard Sony camera alongside a variety of payload attachment mechanisms that accommodate a variety of payloads. The ultra-low latency video feed from the FPV Core can be displayed to both the FPV Goggles and external monitors.

These technologies, along with others, were recently on display during a FPV UAV Training & Demonstration Event held in March 2024 at Fort Liberty, North Carolina. During this 2-day event, Draganfly FPV pilots and subject matter experts assisted over 200 members of the Special and Conventional forces in gaining valuable exposure and training for FPV UAV operations.

Sale and demonstration of the Draganfly FlexForce FPV System is currently offered exclusively to Government and Military clients, underscoring Draganfly’s ongoing commitment to supporting critical missions. The FlexForce FPV System can be viewed by appointment with Draganfly Representatives during Special Operations Forces (SOF) Week 2024 in Tampa, Florida with shipments to eligible early adopters beginning in Q2, 2024.

“The importance and effectiveness of FPV drones have been demonstrated and are now a key tool for defense operations. Given our work and experience in Ukraine and with the Drone Racing League, we designed the Flexforce Modular FPV Drone platform to offer maximum flexibility and capabilities”, said Cameron Chell, CEO of Draganfly, “We are thrilled at the performance and results of demonstrations and training process to our military customers and look forward to providing this product to them at scale.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Erika Racicot

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to statements that FPV drones have been demonstrated as a key tool for defense operations. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.